
02041135

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SEC MAIL PROCESSING
RECEIVED
JUN 2 8 2002
WASH, D.C. 164 SECTION

FORM 11-K
ANNUAL REPORT

(Mark One):

_X_ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

_____ TRANSITION REPORT PURSUANT TO SECTION 15(d) THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to ________

Commission File number 1-3677

A. Full title of the plan and the address of the plan, if different form that of the issuer named below:

ALCANCORP EMPLOYEES' SAVINGS PLAN
6060 Parkland Blvd.
Mayfield Hts., OH 44124

B. Name of issuer of the securities held pursuant to the plan and the address of the prinicpal executive offices:

ALCAN INC.
1188 Sherbrooke Street West
Montreal, Quebec
Canada H3A 3G2

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 2-71234) of Alcan Inc. of our report dated April 26, 2002 relating to the financial statements of the Alcancorp Employees' Savings Plan, which appears in this Form 11-K.



PricewaterhouseCoopers LLP
Cleveland, Ohio

June 21, 2002

PRICEWATERHOUSECOOPERS

Alcan Aluminum Corporation

Alcancorp Employees' Savings Plan
Financial Statements
December 31, 2001 and 2000

Alcan Aluminum Corporation

Alcancorp Employees' Savings Plan
Index To Financial Statements

Note: All schedules required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA) have been omitted because the conditions under which they are required are not present.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
BP Tower
200 Public Square
27th Floor
Cleveland OH 44114-2301
Telephone (216) 875 3000

Report of Independent Accountants

To the Participants and Administrator of
the Alcancorp Employees' Savings Plan

In our opinion, the accompanying statement of net assets available for plan benefits and the related statement of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of the Alcancorp Employees' Savings Plan (the "Plan") at December 31, 2001 and 2000, and the changes in net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

April 26, 2002

ALCAN ALUMINUM CORPORATION

Alcancorp Employees' Savings Plan

Statement of Net Assets Available for Plan Benefits

	December 31, 2001	December 31, 2000
Plan's Interest in Master Trust Net Assets	$ 341,543,098	$ 345,486,093

Statement of Changes in Net Assets Available for Plan Benefits

	For the Years Ended December 31, 2001	For the Years Ended December 31, 2000
Increases:		
Contributions:		
Employer	$ 8,343,697	$ 6,550,969
Participant	18,554,513	18,213,747
Investment income (loss):		
Specific interest in net investment loss of Master Trust	(9,232,822)	(10,676,827)
Interest on loans	858,517	862,459
Transfers in from other plan(s)	52,700	68,643
Total increase	18,576,605	15,018,991
Decreases:		
Withdrawals	(22,519,600)	(25,880,774)
Purchase fees	-	(15,457)
Total decrease	(22,519,600)	(25,896,231)
Net decrease in net assets	(3,942,995)	(10,877,240)
Net assets - Beginning of the Year	345,486,093	356,363,333
Net assets - End of the Year	$ 341,543,098	$ 345,486,093

The accompanying notes are an integral part of these financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Preparation

The accounting records of the Alcancorp Employees' Savings Plan ("Plan") are maintained on the accrual basis.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the Statement of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

Reclassifications

Certain reclassifications have been made to the 2000 Master Trust Statement of Net Assets Available for Plan Benefits and related Master Trust Statement of Changes in Net Assets Available for Plan Benefits to conform to the 2001 presentation.

Recently Issued Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133, as amended by SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities – Deferral of the Effective Date of SFAS No. 133" and SFAS No. 138, "Accounting for Derivative Instruments and Hedging Activities – an amendment of SFAS No. 133" is effective for fiscal years beginning after June 15, 2000. SFAS No. 133 establishes standards for accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging purposes. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The Plan adopted this standard as of January 1, 2001. The adoption of SFAS No. 133 did not have an impact on the financial statements of the Plan.

2. MASTER TRUST ARRANGEMENT

Effective September 1, 1997, the Plan's investments are held by the Vanguard Fiduciary Trust Company ("Trustee") in the Alcan Aluminum Corporation Master Savings Trust ("Master Trust") where the Plan's investments are commingled with the Alcan Aluminum Corporation Hourly Employees' Savings Plan. The Plan has a specific interest in the net assets of the Master Trust, which represents the total of the specific interests of the individual participants in the Plan.

For the years presented, investments in registered investment companies are recorded at market value, as reported at the closing on major exchanges on the last day of the year or, if no sale was reported on that date, at the last reported closing price. Guaranteed investment contracts and alternative investment contracts are recorded at contract value, which may or may not approximate market value. Alternative investment contracts are bonds or groups of bonds wrapped by an insurance company or bank contract which protects against a market value loss of the underlying investments. Short-term investments are recorded at current market value. Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. The Plan may enter into derivative financial instruments to manage exposures to risks affecting the Plan's investments. All such derivatives are recorded at fair value, unless specifically exempted (such as guaranteed investment contracts and alternative investment contracts) from the provisions of SFAS No. 133.

Interest income is recorded as earned. Distributions are recorded when paid to participants. In accordance with the policy of stating common stock at market value, net unrealized appreciation or depreciation for the period is reflected in the Statement of Changes in Net Assets Available for Plan Benefits of the Master Trust. Realized gains or losses on security transactions are recorded in an amount equal to the difference between net proceeds received and the historical cost at the date of purchase and are reflected in the Statement of Changes in Net Assets Available for Plan Benefits of the Master Trust.

Investment, fund management and purchase fee expenses are paid by the Plan. Investment fees, fund management expenses and purchase fees incurred in the Mix Funds only are deducted from the investment returns of each fund. Purchase fees of 0.25% and 0.50% are charged to participants investing in the Vanguard Extended Market Index Fund and the Vanguard Total International Stock Index Fund, respectively. Effective April 3, 2000, purchase fees for these two funds have been eliminated. All other expenses incurred in the administration of the Plan are paid by the Company.

Effective June 1, 2000, the Plan's four Mix Funds were replaced by the four Vanguard LifeStrategy Funds described on pages 11 and 12.

The Master Trust Statement of Net Assets Available for Plan Benefits is provided below:

Assets	December 31, 2001	December 31, 2000
Short term investment, at market value	$ 4,751,018	$ 6,447,306
Investments:		
Guaranteed investment contracts ("GICs") and alternative investment contracts, at contract value	136,754,253	119,499,809
Registered investment companies, at market value	197,421,841	209,991,550
Alcan Inc. common stock, at market value	18,242,990	23,542,538
Loans to participants	12,032,537	12,460,415
	369,202,639	371,941,618
Receivables:		
Participant contributions	1,485,671	1,586,900
Employer contributions	680,940	585,260
	2,166,611	2,172,160
Net Assets	$ 371,369,250	$ 374,113,778

ALCAN ALUMINUM CORPORATION

Alcancorp Employees' Savings Plan
Notes to Financial Statements

The Master Trust Statement of Changes in Net Assets Available for Plan Benefits is provided below:

	For the Years Ended December 31, 2001	2000
Increases:		
Contributions:		
Participant	$ 21,776,324	$ 21,467,401
Employer	9,098,702	7,249,742
Investment income (loss):		
Interest and dividends	13,097,456	14,554,367
Net realized gain on sale of investments	368,186	28,276,530
Net unrealized depreciation of investments:		
Registered investment companies	(22,629,072)	(48,611,231)
Alcan Inc. common stock	(1,118,358)	(5,624,446)
Interest on participant loans	985,127	983,798
	21,578,365	18,296,161
Decreases:		
Withdrawals	(24,322,893)	(28,019,833)
Purchase fees	-	(16,785)
	(24,322,893)	(28,036,618)
Net decrease in net assets	(2,744,528)	(9,740,457)
Net assets - Beginning of the Year	374,113,778	383,854,235
Net assets - End of the Year	$ 371,369,250	$ 374,113,778

Alcancorp Employees' Savings Plan
Notes to Financial Statements

The fair market value of the net assets in the Master Trust has been distributed among the participating plans and funds as follows:

	Fair Value of Net Assets at December 31,	
	2001	2000
Plans		
Alcancorp Employees' Savings Plan	$ 341,543,098	$ 345,486,093
Hourly Employees' Savings Plan	29,826,152	28,627,685
Net assets	$ 371,369,250	$ 374,113,778
Funds		
Fixed Income Fund	$ 141,475,331	$ 125,864,526
Vanguard Total Bond Market Index Fund	12,192,424	8,451,515
Vanguard 500 Index Fund	117,415,117	130,186,540
Vanguard Extended Market Index Fund	19,794,669	20,886,053
Vanguard Total International Stock Index Fund	8,714,017	10,652,752
Vanguard LifeStrategy Income Fund	2,953,885	2,270,506
Vanguard LifeStrategy Conservative Growth Fund	6,160,505	7,311,995
Vanguard LifeStrategy Moderate Growth Fund	16,608,815	16,825,594
Vanguard LifeStrategy Growth Fund	13,582,410	13,406,595
Company Stock Fund	18,272,929	23,625,128
Loan Fund	12,032,537	12,460,415
Total Investments	369,202,639	371,941,619
Employer contributions	680,941	585,259
Employee contributions	1,485,670	1,586,900
Total receivables	2,166,611	2,172,159
Net Assets	$ 371,369,250	$ 374,113,778

ALCAN ALUMINUM CORPORATION

Alcancorp Employees' Savings Plan
Notes to Financial Statements

A description of the investments included in each fund of the Master Trust as of December 31, 2001 follows:

Fixed Income Fund

The Fixed Income Fund held the following guaranteed investment contracts, alternative investment contracts and short-term investments at December 31, 2001:

Guaranteed Investment Contracts:	**Crediting Interest Rate %**	**Maturity Date**		**Contract Value**
The Principal Financial Group	7.78	January 31, 2002	$	3,343,881
AIG Life Insurance Company	7.00	June 30, 2002		9,562,808
Canada Life Insurance Company	6.63	September 2, 2002		4,084,600
Allstate Life Insurance Company	5.39	December 16, 2002		3,542,153
Allstate Life Insurance Company	5.63	April 15, 2003		5,869,110
New York Life Insurance Company	6.70	July 31, 2003		7,017,926
John Hancock Mutual Life Insurance Company	7.05	October 31, 2003		1,139,091
Massachusetts Mutual Life	6.82	November 15, 2003		3,025,595
John Hancock Mutual Life Insurance Company	6.07	April 15, 2004		4,688,725
AIG Life Insurance Company	6.76	June 15, 2004		4,705,172
Bayerische Landesbank	5.81	July 15, 2005		3,080,703
GE Life and Annuity Assurance Company	6.07	April 17, 2006		5,202,579
Principal Financial Group	6.02	May 10, 2006		3,115,562
Metropolitan Life Insurance Company	5.87	July 17, 2006		2,560,497
Principal Financial Group	5.86	December 29, 2006		4,000,000
				64,938,402
Alternative Investment Contracts:				
CDC Capital	5.43	December 15, 2003		5,011,603
CDC Capital	5.66	January 25, 2004		6,060,944
West Deutsche Landesbank	6.11	March 31, 2004		7,021,978
AIG Financial Products Corp.	5.83	September 30, 2004		5,412,889
CDC Capital	4.10	January 5, 2005		5,048,118
New York Life Insurance Company	7.05	March 31, 2005		4,364,301
Rabobank Nederland	6.82	June 30, 2005		4,361,421
State Street Bank	5.78	December 30, 2005		6,262,258
New York Life Insurance Company	6.11	February 28, 2006		3,157,543
Rabobank Nederland	4.84	September 29, 2006		6,028,420
Union Bank of Switzerland	5.94	None*		13,021,820
State Street Bank	4.69	None*		6,064,556
				71,815,851
Total Guaranteed and Alternative Investment Contracts				136,754,253
				Market Value
Short Term Investments:				
Vanguard Money Market Prime Fund	2.12			4,721,078
Total Fixed Income Fund			$	141,475,331

(*) This is an indefinite contract with no final maturity date.

Maturing monies are rolled over into newly negotiated or existing fixed income investment vehicles. The Plan may be exposed to losses in the future if the counterparties for the above investments fail to perform.

Company Stock Fund

Investments are primarily in common shares of Alcan Inc. ("Alcan") and include 507,737 shares and 688,630 shares at December 31, 2001 and 2000, respectively. Common shares are purchased on the open market or by private purchase, including purchases from Alcan out of authorized but unissued shares, treasury shares or pursuant to such plans for the purchase of shares as Alcan may offer to its shareholders. Funds may be temporarily invested in a short-term investment fund ($29,940 as of December 31, 2001), as directed by the Trustee, awaiting the purchase of common shares of Alcan.

Registered Investment Companies

The Plan offers participants four mutual fund investment options managed by The Vanguard Group. Transactions with these funds qualify as party-in-interest. A description of each of the Vanguard Registered Investment Companies follows:

Vanguard Total Bond Market Index Fund

The Vanguard Total Bond Market Index Fund is a broadly diversified bond fund that seeks a high level of interest income. The fund attempts to match the performance of the Lehman Brothers Aggregate Bond Index, which is a widely recognized measure of the entire taxable U.S. bond market.

Vanguard 500 Index Fund

The Vanguard 500 Index Fund is a growth and income stock fund which invests primarily in the 500 largest U.S. companies. The fund seeks to match the performance and risk characteristics of the unmanaged Standard and Poor's 500 Composite Stock Price Index.

Vanguard Extended Market Index Fund

The Vanguard Extended Market Index Fund invests in stocks of nearly 2,000 companies in an attempt to match the performance and risk characteristics of the Wilshire 4500 Index, an unmanaged index of small and medium-sized U.S. companies, except those in the Standard and Poor's 500 Index.

Vanguard Total International Stock Index Fund

The Vanguard Total International Stock Index Fund holds stocks of almost 1,500 companies located in approximately 30 countries around the world (excluding the U.S. and Canada). The fund invests in a combination of the three Vanguard international stock index funds (European, Pacific and Emerging Market) in proportions that mirror the composition of the Morgan Stanley Capital International - Total International Composite Index.

Mix Funds

Effective June 1, 2000, the Mix Funds were replaced with the Vanguard LifeStrategy Funds. Each of the four Mix Funds is a combination of funds that invest a fixed percentage of assets in up to four other stock and fixed income funds. The allocation to stocks and fixed income in each Mix Fund reflects its greater or lesser emphasis on pursuing current income or growth of capital. Each Mix Fund was periodically rebalanced to maintain the same combination of fixed income and stock investments. Transactions with these funds qualify as party-in-interest.

Vanguard LifeStrategy Funds

The Vanguard LifeStrategy Funds are a group of four mutual funds that invest a fixed percentage of assets in up to five other Vanguard stock and bond mutual funds. Transactions with those funds qualify as party-in-interest. The underlying funds and the allocation to stocks and bonds for each LifeStrategy Fund is as follows:

Vanguard LifeStrategy Income Fund

The Fund invests in four Vanguard mutual funds with a target allocation of 80% of assets to bonds and 20% to stocks as follows:

- Vanguard Total Bond Market Index Fund 50%
- Vanguard Asset Allocation Fund 25%
- Vanguard Short-Term Corporate Fund 20%
- Vanguard Total Stock Market Index Fund 5%

Vanguard LifeStrategy Conservative Growth Fund

The Fund invests in five Vanguard mutual funds with a target allocation of 60% of assets to bonds and 40% to stocks as follows:

- Vanguard Total Bond Market Index Fund 30%
- Vanguard Asset Allocation Fund 25%
- Vanguard Short-Term Corporate Fund 20%
- Vanguard Total Stock Market Index Fund 20%
- Vanguard Total International Stock Index Fund 5%

Vanguard LifeStrategy Moderate Growth Fund

The Fund invests in four Vanguard mutual funds with a target allocation of 40% of assets to bonds and 60% to stocks as follows:

- Vanguard Total Stock Market Index Fund 35%
- Vanguard Total Bond Market Index Fund 30%
- Vanguard Asset Allocation Fund 25%
- Vanguard Total International Stock Index Fund 10%

Vanguard LifeStrategy Growth Fund

The Fund invests in four Vanguard mutual funds with a target allocation of 20% of assets to bonds and 80% to stocks as follows:

- Vanguard Total Stock Market Index Fund 50%
- Vanguard Asset Allocation Fund 25%
- Vanguard Total International Stock Index Fund 15%
- Vanguard Total Bond Market Index Fund 10%

Loan Fund

This Fund represents loan transfers made from the various funds into the Loan Fund for the purpose of segregation of individual loan balances. The loan feature allows participants to borrow from their account, within the limits specified by the Internal Revenue Service ("IRS"). Loans are taken from a participant's account in the reverse order in which withdrawals are permitted (see *Withdrawals* below).

The loans bear interest equal to the prime rate, as published in the Wall Street Journal, on the first business day of the month in which the loans are obtained. Loan amounts are taken proportionately from each investment fund within each account based on their balances when the loan is processed. Principal and interest repayments made via payroll deductions or a lump-sum payment are made into the investment funds according to the participant's current investment election.

Individuals who retire or are terminated prior to meeting their loan obligation have the option to pay the outstanding balance in one lump sum or the loan becomes a distribution from the participant's account. Such distributions are accounted for as withdrawals within the Statement of Changes in Net Assets Available for Plan Benefits.

3. SUMMARY DESCRIPTION OF PLAN

The Plan was adopted by the Company's Board of Directors on February 24, 1981, and became effective on May 1, 1981. The Plan was modified effective January 1, 1985 to conform to Internal Revenue Code Section 401(k) for contributions made subsequent to March 31, 1985. The Plan is administered by the Alcancorp Employee Benefits Committee ("Plan Administrator"). The Trustee maintains the funds and makes distributions, as directed by the Plan Administrator, to the participants or their beneficiaries. The Vanguard Group serves as the Plan's recordkeeper, allocating net assets to individual participant accounts. Participants may refer to the Plan agreement for a detailed description of the Plan's provisions.

Eligibility

All full-time employees of the Company and certain related companies (Logan Aluminum, Inc. and Toyal America, Inc.) are eligible to join the Plan upon date of hire, or after one year of service for part-time employees. An employee who is represented by a collective bargaining agreement recognized by the Company shall be considered to be an eligible employee only when such status results as a condition of the collective bargaining agreement; currently there are no such employees eligible for the Plan.

Contributions and Vesting

Each participant may make contributions at the rate of 1% to 6% of such participant's compensation for each payroll period ("Basic Contribution"). The participant may elect to make all or a portion of this Basic Contribution on a before or after-tax basis subject to limits set by law. Prior to January 1, 2001, the Company contributed a percentage of Basic Contributions based on the participant's years of service with the Company, as outlined in the table below:

Years of Service	Company Matching Percentage
Less than 5 years	50%
5 years to less than 20 years	60%
20 years or more	70%

Effective January 1, 2001, the Company contributes a percentage of Basic Contributions based on the participant's contribution percentage, as outlined in the table below:

Participant Contribution Percentage	Company Matching Percentage
1-3%	100.0%
4%	87.5%
5%	80.0%
6%	75.0%

A participant who has chosen to make a contribution at the rate of 6% may elect at any time to contribute additional voluntary amounts at the rate of 1% to 14% (24% effective January 1, 2002) of such participant's compensation ("Additional Contribution"). Company contributions are invested in accordance with participant investment elections and may be transferred to any other fund on a daily basis. The Plan also accepts rollover contributions from other qualified plans or rollover IRAs. Such amounts were $855,151 and $1,025,400 in 2001 and 2000, respectively, and are included within participant contributions in the Statement of Changes in Net Assets.

Effective January 1, 2001, the Plan was amended to take advantage of the IRS approved "safe-harbor" method for satisfying the nondiscrimination tests applicable to participant before-tax contributions and company matching contributions. Highly compensated employees may still be limited in the amount of after-tax contributions they can make in order to satisfy IRS nondiscrimination regulations. Prior to January 1, 2001, highly compensated employees may have been limited in the amount of both before-tax and after-tax contributions they could make to the Plan in order to satisfy certain IRS nondiscrimination regulations.

The participant may elect to invest, in multiples of 1%, the participant's and the Company's contribution in any of the ten investment funds. The Company Stock Fund is not available to participants whose employer is owned less than 50% by Alcan. As provided in the Plan, the participant may revise this election and/or elect to transfer any portion of the account balance from one fund to any other fund on a daily basis. All dividends, interest and other distributions received in respect of any fund are reinvested automatically in the same fund.

Participants are fully vested at all times in their own contributions. Company matching contributions made after January 1, 2001 are immediately vested. Company matching contributions made before January 1, 2001 become 100% vested after the participant attains two years of employment service.

The nonvested portion of the Employer Account (See *Plan Participants* below) at the time of the participant's withdrawal from the Plan or discontinuance of employment shall be forfeited, and such amount shall be applied to reduce subsequent employer contributions under the Plan. During the years ended December 31, 2001 and 2000, forfeitures amounted to $14,106 and $48,322, respectively.

Termination Provision

The Company intends to continue the Plan indefinitely but reserves the right to terminate or amend the Plan as necessary. In the event the Plan is terminated, the accounts of the participants will be distributed at that time and in the manner determined by the Plan Administrator and in accordance with the terms of the Plan.

Plan Participants

There were 4,306 and 4,383 participants in the Plan at December 31, 2001 and 2000, respectively. Each participant has two separate accounts under each fund in which contributions are invested on behalf of the participant. One account represents the participant's contributions and the earnings thereon ("Participant Account") and the other account represents the employer's contributions, made on behalf of the respective participants, and the earnings thereon ("Employer Account"). The net value of each Participant Account and Employer Account is established on a daily basis through the valuation of the trust fund assets at market value.

The approximate number of participants designating all or a portion of their account balance to each of the funds was as follows:

	December 31, 2001	December 31, 2000
Fixed Income Fund	2,887	2,904
Registered Investment Companies:		
Vanguard Total Bond Market Index Fund	385	283
Vanguard 500 Index Fund	2,846	2,940
Vanguard Total International Stock Index Fund	1,183	1,260
Vanguard Extended Market Index Fund	1,459	1,532
Vanguard LifeStrategy Income Fund	95	53
Vanguard LifeStrategy Conservative Growth Fund	138	118
Vanguard LifeStrategy Moderate Growth Fund	362	320
Vanguard LifeStrategy Growth Fund	390	348
Company Stock Fund	1,598	1,732
Loan Fund	1,496	1,531

Withdrawals

Active participants may elect to make two withdrawals from the Plan in any given plan year. The Plan requires that any withdrawals be made in the following order of priority:

(a) any portion of after-tax contributions made before 1987,

(b) any portion of after-tax contributions made after 1986 and their earnings,

(c) any portion of earnings on after-tax contributions made before 1987,

(d) any portion of rollover contributions and their earnings,

(e) any portion of Company Matching contributions made before January 1, 2001 which have been in the Plan for at least two years and their earnings, plus earnings on Company Matching contributions made before January 1, 2001 which have been in the Plan for less than two years,

(f) if the participant has attained age 59-1/2, any portion of Company Matching contributions made before January 1, 2001 which has been in the Plan less than two years, or

(g) if the participant has attained age 59-1/2, any portion of Company Matching contributions made on or after January 1, 2001

(h) if the participant has attained age 59-1/2, any portion of before-tax contributions and their earnings.

The withdrawal of any post-1986 after-tax contributions includes a pro-rata share of earnings.

Plan participants can apply for a hardship withdrawal from before-tax savings within the limits specified by the IRS. A participant must satisfy the Plan Administrator as to the hardship in order to obtain the withdrawal. This withdrawal, however, is not allowed until the maximum amount available to the participant from the Plan under the normal withdrawal and loan options are utilized. Ordinary income taxes are paid on all withdrawals, except withdrawals of after-tax contributions. Also, withdrawals (including hardship withdrawals) made by a participant before the age of 59-1/2 may be subject to an additional 10% tax on the taxable portion of the withdrawal.

Terminated or retired participants with more than $5,000 in the Plan may leave their money in the Plan until April 1 following the year they reach age 70-1/2 and may elect to make up to twelve withdrawals from the Plan per year.

Any withdrawals during the period of employment must be in cash distributions. Distributions upon discontinuance of employment are made in cash with one exception: the participant may elect to receive shares from the Company Stock Fund.

Benefit Obligations

There were no benefit obligations to employees at December 31, 2001 and 2000. Benefit obligations to employees who have initiated withdrawals or loans from the Plan would be displayed as liabilities in the Plan's filing on Form 5500.

Transfers Between Plans

When a participant transfers between plans in the Master Trust, the entire account balance, including the Loan Fund, is transferred to the new plan. For the years ending December 31, 2001 and 2000, there were net transfers into this Plan of $52,700 and $68,643, respectively.

4. NET APPRECIATION (DEPRECIATION) IN FAIR VALUE OF INVESTMENTS

The net unrealized appreciation (depreciation) in market value of investments was as follows:

	For the Years Ended December 31, 2001	2000
Unrealized appreciation at:		
Beginning of period	$ 24,119,726	$ 73,844,660
Adjustments	(96,219)	95,922
End of period	2,091,463	24,119,726
Change in unrealized appreciation (depreciation) in market value for the year	$ (21,932,044)	$ (49,820,856)

Realized gains during 2001 and 2000 were $614,573 and $25,624,609, respectively. The allocation between unrealized and realized appreciation for presentation on the Form 5500 does not correspond to the allocation between unrealized and realized appreciation for purposes of financial statement disclosure.

5. TAX STATUS OF THE PLAN

The IRS advised on September 13, 1995 that the Plan is a qualified plan and the trust is therefore exempt from federal income taxes. The Plan has been amended for various laws enacted since 1994 and an application for a determination letter is currently pending with the Internal Revenue Service. Generally, participants are taxed at the time distributions are made based on the amount by which their total distributions exceed their total after-tax contributions. The Plan administrator believes that the Plan, including any subsequent amendments, is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.